

New York Stock Exchange
11 Wall Street
New York, NY  10005

November 13, 2018


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Common Stock, $0.001 par value per share of VAPOTHERM, INC. under the Exchange Act of 1934.


Sincerely,

Bev Sawyer